Exhibit 99.4

CONSENT OF ERNST & YOUNG LLP INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We consent to the use of our reports dated December 18, 2006 with respect to the financial statements of Central Fund of Canada Limited and management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Central Fund of Canada Limited, included in Amendment No. 1 to the Annual Report (Form 40-F) of Central Fund Of Canada Limited for the year ended October 31, 2006.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
March 7, 2007